UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC file Number:000-09347
CUSIP number:   011612702

(Check one): (_)Form 10-K  (_)Form 20-F  (_) Form 11-K  (X) Form 10-Q (_) Form N-SAR

For Period Ended: 12/31/10

( ) Transition Report on Form 10-K
( ) Transition Report on Form 20-P
( ) Transition Report on Form 11-K
( ) Transition Report on Form 10-Q
( ) Transition Report on Form N-SAR
For the Transition Period Ended:
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 Read Instruction (On back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

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PART I - REGISTRANT INFORMATION

Full Name of Registrant:   Alanco Technologies, Inc.
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Former Name if Applicable
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Address of Principal Executive Office (Street and Number):

                                           15575 N 83rd Way, Suite 3
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City, State and Zip Code: Scottsdale, Arizona 85260
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PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

 (X)   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:
 (X)   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
  (  )   (c) The account's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Alanco Technologies, Inc., (the "Company") requires additional time to complete required Form 10-Q disclosures related to significant events which occurred that are applicable to the period being report on, the quarter ended December 31, 2010.  Due to time  restrictions, we are unable, without unreasonable effort and expense, to prepare the filing and give the registered public accounting firm necessary time to complete the required review by the filing due date. We expect to file Form 10-Q for the quarter ended December 31, 2010 within five calendar days, as prescribed as prescribed by Rule 12(b).

PART IV - OTHER INFORMATION

 1.  John A. Carlson, Executive VP and           (480)            505-4869
    --------------------  Chief Financial Officer      -----            -------------
    (Name)                                                      (Area Code)     Telephone Number

2.  Have all periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If  answer is no, identify report(s).

                                      YES (X)  NO ( )

3.
 Is it anticipated that any significant change in results of operations from corresponding period for the last fiscal year will be reflected by earnings statements to be included in the subject report or portion therof?

YES ( ) NO (X)

If so, attach an explanation of the anticipated change, both narratively and quantitively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ALANCO TECHNOLOGIES, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 14, 2011                                                                                                                                                                                     By: /s/ John A. Carlson
                                                                                                                                                                                                                              Chief Financial Officer